News Release Communiqué de Pressee

Exhibit 99.5
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com

Erika : Total Compensates Third-Parties
Paris, January 25, 2008 — Following the verdict announced by the Paris Criminal Court on January 16, 2008, Total has decided:
•	to immediately pay compensation to the victims of pollution, in full and final settlement, as ordered by the court;

•	to appeal a verdict that it deems unfair and that runs counter to the intended aim of enhancing maritime transportation safety.
Total will be immediately paying the court-ordered compensation to the victims of pollution, in full and final settlement.
The Erika sinking was a traumatic experience for everyone in France, from people living along the coastline to Total’s employees. When after several years the long-awaited trial was held, it provided an opportunity for all of the parties to express their positions before the Paris Criminal Court.
The January 16, 2008 verdict ordered compensation to be paid to the victims of pollution from the Erika. The Group is committed to paying the court-ordered compensation to any of the Third-Parties who are willing to accept it. A procedure is put in place to ensure that payments are made immediately and are full and final, whatever the result of the appeal.
The overall amount of the compensation is €192 million. This is in addition to the €200 million already spent by Total after the sinking to help clean up the coastline, especially hard-to-access areas, pump out the heavy fuel oil remaining in the wreck and treat the waste collected along the coast.
Total will be appealing a verdict that it deems unfair and that runs counter to the intended aim of enhancing maritime transportation safety.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
The verdict is unfair because Total is being blamed for causing the sinking through lack of care during the tanker selection process. But the company was misled by certificates that masked the fact that the ship’s structure was severely deteriorated. Total is merely a user of ships; it is not its role or its business to act as a substitute for inspection companies and classification societies, the shipowner or the flag state.
The verdict runs counter to the intended aim of enhancing maritime transportation safety because it forces users to become inspectors, potentially weakening the responsibility of those who have the expertise, duty and actual power to inspect tankers, especially their structures. Contrary to what the Court is aiming to achieve, this confusion of responsibilities could eventually make shipping less safe.
With 150 tankers carrying its cargoes every day, Total is a major maritime ship user, which means that transportation safety is one of its critical concerns. Its chartering guidelines are probably the toughest in the industry especially in respect of the age of tankers and the use of double hull tankers.
Total will encourage any new international initiative designed to enhance maritime transportation safety.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com